UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

[Rule 13d-101]

Under the Securities Exchange Act of 1934

sTec, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774101

(CUSIP Number)

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

Attn: General Counsel

Telephone: (949) 672-7000

with copies to:

Steve L. Camahort

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774101

1.	Names of Reporting Persons. Western Digital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 3, 2013 (the “Schedule 13D”) relating to the beneficial ownership by Western Digital Corporation, a Delaware corporation (“WDC”), of common stock no par value per share (“Common Stock”) of sTec, Inc., a California corporation (the “Issuer”). Information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded with information contained in this Amendment No. 1. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following information:

As a result of the effectiveness of the Merger, the Voting Agreements have terminated by their express terms.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows.

The responses of WDC to rows (7) through (13) of the cover page of this Amendment No. 1 are referenced herein.

Pursuant to the Agreement and Plan of Merger, dated as of June 23, 2013 (the “Merger Agreement”), by and between WDC, the parent company of HGST, Inc. (“HGST”), Lodi Ventures, Inc., a California corporation and a wholly-owned subsidiary of HGST (“Merger Sub”), and the Issuer, Merger Sub merged with and into the Issuer, and the Issuer continued as the surviving corporation and wholly-owned subsidiary of HGST (the “Merger”). Upon the effective time of the Merger, September 12, 2013, each outstanding share of Common Stock (other than shares (i) owned, directly or indirectly, by WDC or Merger Sub, (ii) held in the treasury of the Issuer, or (iii) held by any holder who had not voted in favor of the Merger and who had properly demanded that the Issuer purchase such shares in accordance with Chapter 13 of the California General Corporation Law) converted into the right to receive $6.85 in cash, without interest.

As a result of the Merger, at the effective time of the Merger, September 12, 2013, WDC beneficially owned 100 shares or 100.0% of the Common Stock (based upon 100 shares of the Common Stock issued and outstanding as of September 12, 2013).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The description of the Merger Agreement described in Item 5 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013

WESTERN DIGITAL CORPORATION

	By:	/s/ Michael C. Ray
	Name:	Michael C. Ray
	Title:	Senior Vice President, General Counsel and Secretary